                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               -------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. ____________)*

                       WINDSWEPT ENVIRONMENTAL GROUP, INC.
                       -----------------------------------
                                (Name of Issuer)

                          COMMON STOCK $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   973812 10 0
                                 --------------
                                 (CUSIP Number)

                             David A. Boillot, Esq.
                                Coudert Brothers
                           1114 Avenue of the Americas
                            New York, New York 10036
                            Telephone: (212) 626-4980
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


---------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 973812 10 0                                          Page 1 of 3 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      |
      |                                 Spotless Group Limited
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |      WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      VICTORIA, COMMONWEALTH OF AUSTRALIA
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   56,935,035*
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   56,935,035*
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     56,935,035*
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     58.0%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |
    |     CO
--------------------------------------------------------------------------------

             *SEE "ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER."

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 973812 10 0                                          Page 2 of 3 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      |
      |                        Spotless Plastics (USA) Inc. (EIN:13-1956716)
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |      WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      STATE OF DELAWARE, U.S.A.
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   56,935,035*
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   56,935,035*
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     56,935,035*
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     58.0%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |
    |     CO
--------------------------------------------------------------------------------

             *SEE "ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER."

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 973812 10 0                                          Page 3 of 3 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      |
      |                   Windswept Acquisition Corporation (EIN: 11-3514983)
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |      WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      STATE OF DELAWARE, U.S.A.
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   56,935,035*
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   56,935,035*
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     56,935,035*
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |     58.0%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |
    |     CO
--------------------------------------------------------------------------------

             *SEE "ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER."

Item 1. Security And Issuer

     This Statement relates to the common stock, par value $.0001 per share (the "Common Stock"), of Windswept Environmental Group, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 100 Sweeneydale Avenue, Bay Shore, New York 11076.

Item 2.  Identity and Background

     Pursuant to Rule 13(d)-1(f) under the Securities Exchange Act of 1934, as amended, this Statement is being filed by Spotless Group Limited, a company organized under the laws of Victoria, Australia ("Spotless Group"), Spotless Plastics (USA) Inc., a Delaware corporation ("Spotless"), and Windswept Acquisition Corporation, a Delaware corporation ("Acquisition Corp." and, together with Spotless Group and Spotless, the "Reporting Persons"). A copy of the Reporting Persons' Joint Filing Agreement is attached hereto as Exhibit 1.

     The principal business of Spotless Group is (i) providing support services to tourism, leisure, healthcare, business, education and resources, defense and government markets in Australia and New Zealand through its 67% ownership of Spotless Services Ltd., and (ii) providing clothes hanger handling and display systems to retailers and garment manufacturers in the United States, Australia, Hong Kong and Turkey through its 100% owned plastics business. The address of the principal business office of Spotless Group is 350 Queens Street, Melbourne, Victoria, 3000, Australia. The name, business address, citizenship and present principal occupation of each director and executive officer of Spotless Group is set forth on Schedule I.

     Spotless's executive offices are located at 150 Motor Parkway, Suite 413, Hauppauge, New York 11788. The principal business of Spotless is supplying clothes hangars, handling and display systems to retailers and garment manufacturers. The name, business address, citizenship and present principal occupation of each director and executive officer of Spotless is set forth on
Schedule I.

     Acquisition Corp.'s address is 150 Motor Parkway, Suite 413, Hauppauge, New York 11788. The principal purpose of Acquisition Corp. is to hold the Acquired Shares (as defined below). The name, business address, citizenship and present principal occupation of each director and executive officer of Acquisition Corp. is set forth on Schedule I.

     Spotless Group directly owns 100% of the voting stock of Spotless Plastics Pty. Ltd., a company organized under the laws of Victoria, Australia ("Spotless Pty. Ltd."), which in turn directly owns 100% of the voting stock of Spotless. Spotless directly owns 100% of the voting stock of Acquisition Corp.

     None of the Reporting Persons and none of the directors and officers of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Consideration

     All of the funds required to purchase the Acquired Shares were obtained from Spotless's existing working capital line of credit with Bank One Corporation.

Item 4. Purpose of Transaction

     Spotless and Acquisition Corp. entered into the transactions contemplated by the Subscription Agreement (as defined below) to acquire a controlling interest in the Issuer. Spotless believes that the investment will allow Spotless to expand its activities into new areas in the United States related to its core services business, and enable the Issuer to quickly restore itself to a profitable position and move forward with strong profitable growth. Additionally, Spotless believes that the new directors appointed to the Board of Directors of the Issuer will make a positive contribution.

     On October 29, 1999, the Issuer entered into a Subscription Agreement (the "Subscription Agreement") with Spotless, pursuant to which Spotless subscribed for 22,284,683 shares of the Issuer's authorized but unissued shares of Common Stock, and 9,346 shares of the Issuer's Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred"), for an aggregate purchase price of $2,500,000 (the "Purchase Price"), or $0.07904 per share of Common Stock and $79.04 per share of Series B Preferred. Spotless assigned its rights under the Subscription Agreement to Acquisition Corp., and on October 29, 1999, Acquisition Corp. purchased the 22,284,683 shares of Common Stock and 9,346 shares of Series B Preferred. As a result of such purchase, Acquisition Corp. now holds 58.0% of the issued and outstanding shares of Common Stock. In addition, each share of Series B Preferred is convertible into 1,000 shares of Common Stock. If Acquisition Corp. were to convert the shares of Series B Preferred, it would hold 66.19% of the issued and outstanding shares of Common Stock.

     In connection with the execution and delivery of the Subscription Agreement, Spotless advanced the Issuer and Trade-Winds Environmental Restoration, Inc. ("Trade-Winds"), North Atlantic Laboratories, Inc. ("North Atlantic") and New York Testing Laboratories, Inc. ("New York Testing"), each of which is a wholly-owned subsidiary of the Issuer, as joint and several obligors (collectively, the "Obligors"), the sum of $2,000,000 (the "Loan") pursuant to a Convertible Promissory Note dated October 29, 1999 (the "Note"). The Loan is repayable on October 29, 2004, unless the Obligors elect to defer repayment until October 29, 2005. The principal amount of the Loan is convertible into 25,304,352 shares of Common Stock at a conversion price of $0.07904 per share. If Spotless were to convert the principal amount of the Loan, Spotless and

Acquisition Corp. would hold 77.89% of the issued and outstanding shares of Common Stock.

     As of the filing date of this Statement, neither the Series B Preferred nor the Note can be converted into shares of Common Stock because the Issuer does not have a sufficient number of authorized shares of Common Stock to issue. The Board of Directors of the Issuer has approved an amendment (the "Amendment") to the Issuer's Certificate of Incorporation increasing the number of authorized shares of Common Stock from 50,000,000 shares to 100,000,000 shares. After the Amendment is approved by the stockholders of the Issuer and filed with the Secretary of State of the State of Delaware, the Series B Preferred and the Note may be converted into shares of Common Stock.

     On October 26, 1999, the Board of Directors of the Issuer, pursuant to the By-laws of the Issuer, increased the size of the Board of Directors from five directors to nine directors. The Board of Directors of the Issuer also accepted the resignation of JoAnn O'Reilly as a director of the Issuer and appointed Brian S. Blythe, Ronald B. Evans, Peter A. Wilson and Charles L. Kelly, each of whom is a director or officer of Spotless Group or one of its affiliates, as a director of the Issuer, effective as of October 29, 1999. John J. Bongiorno, who is also a director or officer of Spotless Group or one of its affiliates, was also appointed as a director of the Issuer, effective as of ten days following the filing by the Issuer with the Securities and Exchange Commission of an Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14-f promulgated thereunder.

     Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. The Reporting Persons intend to vote their shares as they deem appropriate from time to time. In determining from time to time whether to sell or distribute their shares of the Issuer's Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, other opportunities available to the Reporting Persons and the need from time to time for liquidity. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer

          (a) Acquisition Corp. is the direct beneficial owner of 22,284,683 shares of Common Stock (the "Directly Owned Shares"), which represent 58.0% of the outstanding shares of Common Stock. Acquisition Corp. also has the right, subject to the approval of the Amendment by the stockholders of the Issuer, to acquire 9,346,000 shares of Common Stock (the "Indirectly Owned Shares" and, together with the Directly Owned Shares, the "Acquisition Corp.'s Shares") upon conversion of the Series B Preferred. Upon conversion of the Series B Preferred, Acquisition Corp. will be the direct beneficial owner of 66.2% of the outstanding shares of Common Stock. Spotless and Spotless Group may be deemed to be the indirect, beneficial owner of the Acquisition Corp.'s Shares by virtue of Acquisition Corp.'s status as a direct and indirect wholly-owned subsidiary, respectively, of Spotless and Spotless Group. Spotless has the right, subject to the approval of the Amendment by the stockholders of the Issuer, to acquire 25,304,352 shares of Common Stock (together with Acquisition Corp.'s Shares, referred to herein as the "Acquired Shares") upon conversion of the Loan. Upon conversion of the Loan, Spotless will directly own 34.6% of the outstanding shares of Common Stock, and Acquisition Corp. and Spotless would together own 78.0% of the outstanding shares of Common Stock. Spotless Group may be deemed to be the indirect beneficial owner of the Acquired Shares by virtue of the status of Spotless as an indirect wholly-owned subsidiary of Spotless Group.

          (b) By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to share the voting and dispositive power over the Acquired Shares.

          (c) Except as set forth in this Item 5, there have been no transactions in the Common Stock by the Reporting Persons or any person named in
Schedule I during the 60 days preceding the filing of this Statement.

          (d) Except as set forth in this Schedule 13D, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer

     Pursuant to Section 2.2(d) of the Employment Agreement, dated as of October 29, 1999, between the Issuer and Michael O'Reilly, President and Chief Executive Officer of the Issuer (the "Employment Agreement"), the Issuer has agreed to purchase in a single transaction any or all of the shares of Common Stock owned by Michael O'Reilly as of October 29, 1999 or which are issued to him under stock options outstanding as of the same date and which are vested and fully exercisable at the time (the "Shares") in the event that (i) the Term of Employment (as that term is defined in the Employment Agreement) shall expire,
(iii) Michael O'Reilly's employment shall be terminated by the Issuer other than for Cause (as that term is defined in the Employment Agreement), death or disability, or (iv) Michael O'Reilly's employment shall be terminated by him by

Resignation with Good Reason (as that term is defined in the Employment Agreement). Michael O'Reilly currently holds 177,333 shares of Common Stock, vested options to purchase 3,350,000 shares of Common Stock and options which have not yet vested to purchase 5,486,309 shares of Common Stock.

     Additionally in connection with the execution and delivery of the Subscription Agreement, Spotless agreed pursuant to a Letter Agreement, dated as of October 29, 1999, between Michael O'Reilly and Spotless (the "Letter Agreement"), to purchase in a single transaction any or all of the Shares in the event that (i) Spotless or any of its affiliates becomes the beneficial owner of more than 75% of the outstanding shares of Common Stock on a fully diluted basis (i.e., after giving effect to the exercise of all options, warrants, or similar rights to acquire shares of Common Stock) provided that Michael O'Reilly is an employee of the Issuer at such time, or (ii) the Issuer is required to purchase the Shares pursuant to Section 2.2(d) of the Employment Agreement and such purchase would cause any impairment in the capital of the Issuer.

     Neither Spotless nor the Issuer has any obligation to purchase the Shares if the Common Stock is listed for trading on the New York Stock Exchange or the American Stock Exchange or included in the NASDAQ National Market or Small-Cap Market or any other comparable trading market, but excluding the OTC Electronic Bulletin Board and the National Quotation Bureau pink sheets. Additionally, as a condition to the obligation of Spotless and the Issuer to purchase the Shares pursuant to the Letter Agreement and the Employment Agreement, respectively, Michael O'Reilly must forfeit the option to purchase 2,811,595 shares of Common Stock granted to him on October 29, 1999 by the Issuer unless such options are at that time vested and exercisable. The purchase price applicable to any such purchase shall be at a mutually agreed upon price. If the parties are not able to agree upon a purchase price, then the purchase price will be determined based upon a procedure using the appraised value of the Issuer at the time of such obligation to purchase arises.

     All statements made in the body of this Statement concerning the terms of the Subscription Agreement, the Loan, the Note, the Security Agreements, the Employment Agreement and the Letter Agreement are qualified in their entirety by the actual text of such agreement as filed herewith.

     Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any of the securities of the Issuer, including, but not limited to, any relating to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

     The following exhibits are filed herewith:

     Exhibit 1 Joint Filing Agreement, dated as of November 8, 1999, by and among Spotless Group, Spotless and Acquisition Corp.

     Exhibit 2 Subscription Agreement, dated as of October 29, 1999, by and between the Issuer and Spotless.

     Exhibit 3 Convertible Promissory Note, dated as of October 29, 1999, by and among the Issuer, Trade-Winds, North Atlantic, New York Testing and Spotless.

     Exhibit 4 Employment Agreement, dated as of October 29, 1999, between Michael O'Reilly and the Issuer.

     Exhibit 5 Letter Agreement, dated as of October 29, 1999, between Michael O'Reilly and Spotless.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 1999



                                         By: /s/ Peter A. Wilson
                                             ----------------------
                                             Spotless Group Limited





                                         By: /s/ Charles L. Kelly, Jr.
                                             ----------------------------
                                             Spotless Plastics (USA) Inc.





                                         By: /s/ Charles L. Kelly, Jr.
                                             ---------------------------------
                                             Windswept Acquisition Corporation

                                   SCHEDULE I

                    LIST OF EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                 SPOTLESS GROUP

------------------------- ----------------------------------- -----------------------------------------------
EXECUTIVE OFFICERS and    BUSINESS ADDRESS                    PRINCIPAL OCCUPATION and CITIZENSHIP
DIRECTORS
------------------------- ----------------------------------- -----------------------------------------------
Brian S. Blythe           c/o 350 Queens Street, Melbourne,   Mr. Blythe is currently Chairman of the
                          Victoria, 3000, Australia           Board, Managing Director and Chief Executive
                                                              Officer of Spotless Group. Executive of
                                                              Spotless Group since 1972. Appointed
                                                              Managing Director in 1978 and elected
                                                              Chairman of the Board in 1992. Managing
                                                              Director of Spotless Services Limited, an
                                                              Australian corporation ("Spotless Services"),
                                                              from 1979 to 1992. Elected Chairman of
                                                              Directors in 1992. Appointed Chairman of
                                                              Directors of Taylors Group Limited, an
                                                              Australian corporation ("Taylors Group"), in
                                                              1991. A Director of Joe White Maltings
                                                              Limited, an Australian corporation ("Maltings
                                                              Limited"), and a Member of the Police Board
                                                              of Victoria between 1993 and 1998.

                                                              Mr. Blythe is a citizen of the Commonwealth
                                                              of Australia.
------------------------- ----------------------------------- -----------------------------------------------
John J. Bongiorno         c/o 350 Queens Street, Melbourne,   Mr. Bongiorno is currently the Director of
                          Victoria, 3000, Australia           Finance of the Spotless Group. Appointed a
                                                              Director of Spotless Group in 1986 and
                                                              Executive Director of Finance and
                                                              Administration from 1994. Director of
                                                              National Can Industries Limited, an
                                                              Australian corporation ("National Can").
                                                              Managing Director of Taylors Group from
                                                              1991 to 1994 and now a Director.

                                                              Mr. Bongiorno is a citizen of the
                                                              Commonwealth of Australia.
------------------------- ----------------------------------- -----------------------------------------------



------------------------- ----------------------------------- -----------------------------------------------
Ronald B. Evans           c/o 350 Queens Street, Melbourne,   Executive of Spotless Group since 1969.
                          Victoria, 3000, Australia           Appointed Executive Director in 1978 and
                                                              Managing Director of Spotless Services in
                                                              1992. A Director of Taylors Group since
                                                              1991. Appointed a Commissioner of the
                                                              Australian Football League in 1993 and
                                                              Chairman in 1998.

                                                              Mr. Evans is a citizen of the Commonwealth of
                                                              Australia.
------------------------- ----------------------------------- -----------------------------------------------
A Bruce McMullin          c/o 350 Queens Street, Melbourne,   Non-Executive Director since 1957 and a
                          Victoria, 3000,                     former Chairman of the Board.
                          Australia                           Member of the Finance Committee of
                                                              Epworth Hospital until June 1998.

                                                              Mr. McMullin is a citizen of the  Commonwealth
                                                              of Australia.
------------------------- ----------------------------------- -----------------------------------------------
Ian G. McMullin           c/o 350 Queens Street, Melbourne,   Founder of the Spotless Group in 1946 and
                          Victoria, 3000, Australia           Managing Director until 1972. A
                                                              Non-Executive Director since 1972. A
                                                              Non-Executive Director of Spotless Services
                                                              since 1986.

                                                              Mr. McMullin is a citizen of the Commonwealth
                                                              of Australia.
------------------------- ----------------------------------- -----------------------------------------------
Brendan N. O'Brien, LLB   c/o 350 Queens Street,              Executive Director of Spotless Group since
                          Melbourne, Victoria, 3000,          1985 and a former Director of the O'Brien
                          Australia                           Catering group of companies.

                                                              Mr. O'Brien is a citizen of the Commonwealth
                                                              of Australia.
------------------------- ----------------------------------- -----------------------------------------------
Geoffrey T. Ricketts,     c/o 350 Queens Street, Melbourne,   Appointed a Non-Executive Director of
LLB                       Victoria, 3000, Australia           Spotless Group and Spotless Services in
                                                              1996. Consultant of Russell McVeagh
                                                              McKenzie Bartleet & Co., Solicitors,
                                                              Auckland and Wellington, New Zealand,
                                                              Chairman of Royal & Sun Alliance Insurance
                                                              (New Zealand) Limited and a Director of
                                                              Lion Nathan Limited, Taylors Group, New
                                                              Zealand Stock Exchange Limited and
                                                              The Todd Corporation Limited.

                                                              Mr. Ricketts is a citizen of the Commonwealth
                                                              of Australia.
------------------------- ----------------------------------- -----------------------------------------------
Peter A. Wilson           c/o 350 Queens Street, Melbourne,   Executive of Spotless Group since 1976.
                          Victoria, 3000, Australia           Director since 1984. Currently Executive
                                                              Director--Plastics Division, President and
                                                              Chief Executive Officer of Spotless and
                                                              President and Chief Executive Officer of
                                                              Acquisition Corp.

                                                              Mr. Wilson is a citizen of the Commonwealth
                                                              of Australia.
------------------------- ----------------------------------- -----------------------------------------------

                                   SCHEDULE I

              LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SPOTLESS

------------------------- ----------------------------------- -----------------------------------------------
EXECUTIVE OFFICERS and    BUSINESS ADDRESS                    PRINCIPAL OCCUPATION and CITIZENSHIP
DIRECTORS
------------------------- ----------------------------------- -----------------------------------------------
Brian S. Blythe           c/o Spotless Plastics (USA) Inc.    Mr. Blythe is currently Chairman of the
                          150 Motor Parkway - Suite 413       Board, Managing Director and Chief Executive
                          Hauppauge, New York  11788          Officer of Spotless Group. Executive of
                                                              Spotless Group since 1972. Appointed
                                                              Managing Director in 1978 and elected
                                                              Chairman of the Board in 1992. Managing
                                                              Director of Spotless Services from 1979
                                                              to 1992. Elected Chairman of Directors in
                                                              1992. Appointed Chairman of Directors
                                                              of Taylors Group in 1991. A Director of
                                                              Maltings Limited and a Member of the
                                                              Police Board of Victoria between 1993 and 1998.

                                                              Mr. Blythe is a citizen of the Commonwealth
                                                              of Australia.
------------------------- ----------------------------------- -----------------------------------------------
John J. Bongiorno         c/o Spotless Plastics (USA) Inc.    Mr. Bongiorno is currently the Director of
                          150 Motor Parkway - Suite 413       Finance of the Spotless Group. Appointed a
                          Hauppauge, New York  11788          Director of Spotless Group in 1986 and

                                                              Executive Director of Finance and
                                                              Administration from 1994. Director of
                                                              National Can. Managing Director of Taylors
                                                              Group from 1991 to 1994 and now a Director.

                                                              Mr. Bongiorno is a citizen of the
                                                              Commonwealth of Australia.
------------------------- ----------------------------------- -----------------------------------------------




------------------------- ----------------------------------- -----------------------------------------------
Ronald B. Evans           c/o Spotless Plastics (USA) Inc.    Mr. Evans is currently Managing Director of
                          150 Motor Parkway - Suite 413       Spotless Services. Executive of Spotless
                          Hauppauge, New York  11788          Group since 1969. Appointed Executive
                                                              Director in 1978 and Managing Director
                                                              of Spotless Services in 1992. A Director
                                                              of Taylors Group since 1991. Appointed a
                                                              Commissioner of the Australian Football
                                                              League in 1993 and Chairman in 1998.

                                                              Mr. Evans is a citizen of the Commonwealth of
                                                              Australia.
------------------------- ----------------------------------- -----------------------------------------------
Charles L. Kelly, Jr.     c/o Spotless Plastics (USA) Inc.    Mr. Kelly is currently the Vice President of
                          150 Motor Parkway - Suite 413       Finance and Administration, and Secretary of
                          Hauppauge, New York  11788          Spotless Enterprises Inc., a Delaware
                                                              corporation ("Spotless Enterprises"), and
                                                              Spotless. Mr. Kelly has held the position of
                                                              Vice President of Finance and Administration
                                                              since April, 1995. Mr. Kelly was named
                                                              Secretary of Spotless Enterprises and
                                                              Spotless Plastics on October 2, 1995. Mr.
                                                              Kelly is also secretary of Acquisition Corp.

                                                              Mr. Kelly is a citizen of the United States
                                                              of America.
------------------------- ----------------------------------- -----------------------------------------------
Peter A. Wilson           c/o Spotless Plastics (USA) Inc.    Executive of Spotless Group since 1976.
                          150 Motor Parkway - Suite 413       Director since 1984. Currently Executive
                          Hauppauge, New York  11788          Director--Plastics Division, President and
                                                              Chief Executive Officer of Spotless and
                                                              President and Chief Executive Officer of
                                                              Acquisition Corp.

                                                              Mr. Wilson is a citizen of the Commonwealth
                                                              of Australia.
------------------------- ----------------------------------- -----------------------------------------------

                                   SCHEDULE I

                   LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF
                                ACQUISITION CORP.

------------------------- ----------------------------------- -----------------------------------------------
EXECUTIVE OFFICERS and    BUSINESS ADDRESS                    PRINCIPAL OCCUPATION and CITIZENSHIP
DIRECTORS
------------------------- ----------------------------------- -----------------------------------------------
Brian S. Blythe           c/o Spotless Plastics (USA) Inc.    Mr. Blythe is currently Chairman of the
                          150 Motor Parkway - Suite 413       Board, Managing Director and Chief Executive
                          Hauppauge, New York 11788           Officer of Spotless Group. Executive of
                                                              Spotless Group since 1972. Appointed
                                                              Managing Director in 1978 and elected
                                                              Chairman of the Board in 1992. Managing
                                                              Director of Spotless Services from 1979
                                                              to 1992. Elected Chairman of Directors
                                                              in 1992. Appointed Chairman of Directors
                                                              of Taylors Group in 1991. A Director of
                                                              Maltings Limited and a Member of the
                                                              Police Board of Victoria between 1993 and 1998.

                                                              Mr. Blythe is a citizen of the Commonwealth
                                                              of Australia.
------------------------- ----------------------------------- -----------------------------------------------
John J. Bongiorno         c/o Spotless Plastics (USA) Inc.    Mr. Bongiorno is currently the Director of
                          150 Motor Parkway - Suite 413       Finance of the Spotless Group. Appointed a
                          Hauppauge, New York 11788           Director of Spotless Group in 1986 and
                                                              Executive Director of Finance and
                                                              Administration from 1994. Director of
                                                              National Can. Managing Director of Taylors
                                                              Group from 1991 to 1994 and now a Director.

                                                              Mr. Bongiorno is a citizen of the
                                                              Commonwealth of Australia.
------------------------- ----------------------------------- -----------------------------------------------




------------------------- ----------------------------------- -----------------------------------------------
Ronald B. Evans           c/o Spotless Plastics (USA) Inc.    Mr. Evans is currently Managing Director of
                          150 Motor Parkway - Suite 413       Spotless Services. Executive of Spotless
                          Hauppauge, New York 11788           Group since 1969. Appointed Executive
                                                              Director in 1978 and Managing Director
                                                              of Spotless Services in 1992. A Director
                                                              of Taylors Group since 1991. Appointed a
                                                              Commissioner of the Australian Football
                                                              League in 1993 and Chairman in 1998.

                                                              Mr. Evans is a citizen of the Commonwealth of
                                                              Australia.
------------------------- ----------------------------------- -----------------------------------------------
Charles L. Kelly, Jr.     c/o Spotless Plastics (USA) Inc.    Mr. Kelly is currently the Vice President of
                          150 Motor Parkway - Suite 413       Finance and Administration, and Secretary of
                          Hauppauge, New York 11788           Spotless Enterprises and Spotless. Mr. Kelly
                                                              has held the position of Vice President of
                                                              Finance and Administration since April,
                                                              1995. Mr. Kelly was named Secretary of
                                                              Spotless Enterprises and Spotless Plastics on
                                                              October 2, 1995. Mr. Kelly is also secretary
                                                              of Acquisition Corp.

                                                              Mr. Kelly is a citizen of the United States
                                                              of America.
------------------------- ----------------------------------- -----------------------------------------------
Peter A. Wilson           c/o Spotless Plastics (USA) Inc.    Executive of Spotless Group since 1976.
                          150 Motor Parkway - Suite 413       Director since 1984. Currently Executive
                          Hauppauge, New York 11788           Director--Plastics Division, President and
                                                              Chief Executive Officer of Spotless and
                                                              President and Chief Executive Officer of
                                                              Acquisition Corp.

                                                              Mr. Wilson is a citizen of the Commonwealth
                                                              of Australia.
------------------------- ----------------------------------- -----------------------------------------------

                                  EXHIBIT INDEX


         Exhibit 1 Joint Filing Agreement, dated as of November 8, 1999, by and among Spotless Group, Spotless and Acquisition Corp.

         Exhibit 2 Subscription Agreement, dated as of October 29, 1999, by and between the Issuer and Spotless.

         Exhibit 3 Convertible Promissory Note, dated as of October 29, 1999, by and among the Issuer, Trade-Winds, North Atlantic, New York Testing and Spotless.

         Exhibit 4 Employment Agreement, dated as of October 29, 1999, between Michael O'Reilly and the Issuer.

         Exhibit 5 Letter Agreement, dated as of October 29, 1999, between Michael O'Reilly and Spotless.